Exhibit 12

NCL Corporation Ltd.

Statement Regarding Computation of Ratios

(in thousands)	Six months ended June 30,		Years ended December 31,
	2011	2010	2010	2009	2008	2007	2006
Earnings:
Income (loss) before tax	$19,294	$(30,984)	$22,753	$67,736	$(210,929)	$(226,217)	$(131,689)
Less – capitalized interest	(10,076)	(8,639)	(8,842)	(12,067)	(14,491)	(18,849)	(21,936)
Total fixed charges	109,837	87,599	194,542	140,827	174,702	204,742	170,377

	$119,055	$47,976	$208,453	$196,496	$(50,718)	$(40,324)	$16,752

Fixed charges:
Operating lease expense factored at one-third	$5,186	$6,074	$11,928	$13,410	$7,847	$10,484	$11,963
Interest cost	104,651	81,525	182,614	127,417	166,855	194,258	158,414

Total fixed charges	$109,837	$87,599	$194,542	$140,827	$174,702	$204,742	$170,377

Ratio of earnings to fixed charges	1.08x	—	1.07x	1.4x	—	—	—
Deficiency in fixed charge coverage ratio		$(39,623)	—	—	$(225,420)	$(245,066)	$(153,625)

For purposes of computing the ratio of earnings to fixed charges, earnings consist of net income (loss) before tax less capitalized interest plus fixed charges. Fixed charges consist of interest (expensed and capitalized) on all indebtedness, plus a one-third proportion of rental expense deemed to be representative of the interest.